UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October

Commission File Number 1-15096

Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Media Release

FOR IMMEDIATE RELEASE

Serono Delivers Strong Adjusted* Net Income of $183.5m in Third Quarter 2006

- Excellent performance of Rebif® with sales up 18.7% to $374.8m -

Geneva, Switzerland, October 19, 2006 – Serono (virt-x: SEO and NYSE: SRA) today reported its third quarter results for the period ended September 30, 2006.

Key Points for Third Quarter 2006

•                  Total revenues of $699.1m, up 9.5%

•                  Product sales up 8.4% to $619.2m

•                  Rebif® sales up 18.7% to $374.8m worldwide and up 30.1% to $133.3m in USA

•                  Operating margin of 28.6% of total revenues, up from 25.0% in Q3 2005

•                  Reported net income of $170.6m, up 19.8%

•                  Reported basic EPS of $11.64 per bearer share and $0.29 per ADS

•                  Continued good progress in several R&D programs:

•        In-licensing of safinamide in early Phase 3 in Parkinson’s Disease

•        Fast Track designation for oral cladribine in relapsing forms of multiple sclerosis

•        Rebif New Formulation (RNF) 12-month results presented – substantially improved tolerability and much lower immunogenicity compared with historical data **

•        Aurora kinase inhibitor oncology project moved to Phase 1

“We have delivered an excellent quarter with strong performance of our leading product, Rebif®, and our company has again generated strong cash flow,” said Ernesto Bertarelli, Chief Executive Officer. “Our investment in R&D has yielded good progress in several clinical programs.”

“During the third quarter of 2006, we sustained the operating leverage we established over the last 18 months resulting in higher operating margin and strong growth on the bottom line,” said Stuart Grant, Chief Financial Officer.

* Non-IFRS earnings measure which excludes a $13.0m charge related to the revised carrying value of the convertible bond in Q3 2006.

** The new formulation of Rebif® is currently under regulatory review by the European Medicines Agency, the US Food and Drug Administration and other healthcare authorities.

-more-

Financial Performance

Total revenues increased by 9.5%, or 7.0% in local currencies, to $699.1m in the third quarter of 2006 (Q3 2005: $638.3m). Product sales grew 8.4%, or 5.7% in local currencies, to $619.2m (Q3 2005: $571.5m). Royalty and license income increased by 19.4% to $79.8m (Q3 2005: $66.9m), representing 11.4% of revenues.

Gross margin continues to be strong at 88.6% of product sales (Q3 2005: 88.6%).  Selling, General and Administrative expenses were $226.1m (Q3 2005: $201.3m) while Research and Development expenses were $141.3m (Q3 2005: $146.9m).  Other operating expenses were down 6.4% to $61.7m (Q3 2005: $65.9m).

Operating income in the third quarter of 2006 was up 25.2% to $199.6m (Q3 2005: $159.4m).  Continued operational leverage has delivered an operating margin of 28.6% of total revenues compared to 25.0% of total revenues in the same period last year.

Financial income was $23.2m (Q3 2005: $17.3m) and financial expense was $19.7m (Q3 2005: $5.9m) including a $13.0m charge related to the revised carrying value of the convertible bond as a consequence of the anticipated change of control.

Reported net income in the third quarter of 2006 was $170.6m up 19.8% (Q3 2005: $142.4m), leading to a net margin of 24.4% of total revenues (Q3 2005: 22.3% of total revenues).  Basic earnings per share in the third quarter of 2006 were up 19.1% to $11.64 per bearer share (Q3 2005: $9.77) and $0.29 per American Depositary Share (Q3 2005: $0.24).

On an adjusted basis, net income increased 15.5% to $183.5m from $158.9m in the prior year.  Adjustments included an $18.3m charge related to the transfer of the Serono Genetics Institute in the third quarter 2005 and a $13.0m charge related to the convertible bond taken in the third quarter 2006.

For the first nine months, net cash flow from operating activities before change in working capital was $750.0m (YTD 2005: $555.0m), or $622.7m after change in working capital (YTD 2005: $439.5m).  The company’s liquid financial assets were $2.1 billion at the end of the third quarter 2006.

As of September 30, 2006, there were 14,661,190 outstanding equivalent bearer shares of Serono S.A., net of treasury shares.  The total weighted average number of equivalent bearer shares of Serono S.A. was 14,654,546 for the three months ending September 30, 2006.

Key Product Sales

In the third quarter of 2006, Rebif® had an excellent performance with worldwide sales of $374.8m, up 18.7%, or 15.4% in local currencies (Q3 2005: $315.6m).  Rebif® continues to be the best-selling therapy for multiple sclerosis outside the US, with sales of $241.5m, growing 13.3%, or 8.2% in local currencies (Q3 2005: $213.2m).  More than four years after launch in the US, Rebif®

continues to grow strongly and reached US sales of $133.3m, up 30.1% (Q3 2005: $102.5m).

Novantrone® sales in the third quarter of 2006 were $2.8m, down 84.6%, consequent to the introduction of generics of mitoxantrone in the US in April 2006 (Q3 2005: $18.2m).

Sales of Gonal-f® were $122.8m in line with the third quarter of 2005 (Q3 2005: $125.6m).  Global sales of supporting products (Ovidrel®, Cetrotide®, Crinone® and Luveris®) were up 11.5%, or 9.5% in local currencies to $21.9m (Q3 2005: $19.6m).

Saizen® sales were $50.5m (Q3 2005: $50.8m), while Serostim® sales grew 9.5% to $19.5m (Q3 2005: $17.8m).

Sales of Raptiva® were up 80.6% to $18.1m in the third quarter 2006 (Q3 2005: $10.0m).

R&D News

Serono has reported notable progress in its Neurology R&D pipeline during the last three months:

•    Serono has recently announced an agreement with Newron Pharmaceuticals SpA under which Serono is granted exclusive worldwide rights for the development of safinamide in Parkinson’s disease, Alzheimer’s disease, and other cognitive disorders.  Positive results from a Phase 3 study of safinamide in Parkinson’s disease were reported in June 2006.

•    In September 2006, oral cladribine was designated a Fast Track product for patients with relapsing forms of multiple sclerosis by the US Food and Drug Administration.  Under Fast Track designation oral cladribine is eligible for Priority Review.  Patient enrollment into the ongoing Phase 3 pivotal trial is planned to be completed by the end of 2006.

•    Data on a new formulation of Rebif® demonstrating a substantial improvement in tolerability and reduction in antibody formation at one year, compared with historical data from patients, were recently presented at the 22nd ECTRIMS congress.

In the third quarter of 2006, Serono further advanced its R&D initiatives in oncology:

•    Serono began enrolling patients in a Phase 1 study evaluating the safety and tolerability of R763, a highly potent, orally available multi-Aurora kinase inhibitor, for the treatment of patients with refractory solid tumors in September 2006.

•    With respect to adecatumumab, final data from two Phase 2 clinical trials showed activity in both metastatic breast cancer and prostate cancer.  While neither study reached its primary endpoint, good tolerability and encouraging trends towards higher activity for patients with high levels of EpCAM overexpression and treated at higher doses were observed.  Serono and Micromet continue to investigate opportunities for further development.

In September 2006, Serono and Syntonix Pharmaceuticals Inc. entered into an agreement to pursue the development of a long-acting FSH therapy for the treatment of infertility that can be inhaled and dosed less frequently, instead of injected daily.

Conference Call and Webcast

Serono will hold a conference call on October 19, 2006, starting at 3.00 pm Central European Time (9.00 am U.S. Eastern Time) during which Serono Management will present the Company’s Third Quarter 2006 results.  To join the telephone conference please dial 1 866 291 4166 (from the US), 091 610 5600 (from Switzerland), 0207 107 0611 (from the UK) and +41 91 610 5600 (from elsewhere).  The event will also be relayed by live audio webcast, which interested parties may access via Serono’s Corporate home page, www.serono.com.  A link to the webcast will be provided immediately prior to the event and will be available for replay following the event.  Additionally, the webcast will be available for replay until close of business on November 24, 2006.

###

Forward-looking statements

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of any government investigations and litigation.  Serono is providing this information as of the date of this press release, and has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

###

About Serono

Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®. In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

In 2005, Serono, whose products are sold in over 90 countries, achieved worldwide revenues of US$2,586.4 million. Reported net loss in 2005 was US$106.1 million, reflecting a charge of US$725 million taken relating to the settlement of the US Attorney’s Office investigation of Serostim. Excluding this charge as well as other non-recurring items, adjusted net income grew 28.4% to US$565.3 million in 2005. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:
Media Relations:		Investor Relations:
Tel:	+41-22-739 36 00	Tel:	+41-22-739 36 01
Fax:	+41-22-739 30 85	Fax:	+41-22-739 30 22
http://www.serono.com		Reuters: SEO.VX / SRA
Bloomberg: SEO VX / SRA US
Serono, Inc., Rockland, MA
Media Relations:		Investor Relations:
Tel:	+1 781 681 2340	Tel:	+1 781 681 2552
Fax:	+1 781 681 2935	Fax:	+1 781 681 2912
http://www.seronousa.com

On the following pages, there are:

•                  Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 and 9 months ended September 30, 2006 and 2005.

•                  Consolidated income statements for the 3 and 9 months ended September 30, 2006 and 2005; adjusted net income and adjusted earnings per share for the 3 and 9 months ended September 30, 2006 and 2005; the consolidated balance sheets as of September 30, 2006 and December 31, 2005; the consolidated statements of changes in equity as of September 30, 2006 and 2005; the consolidated statements of cash flows for the 9 months ended September 30, 2006 and 2005; the selected explanatory notes to the consolidated financial statements.  These consolidated financial statements have been prepared on the basis of International Financial Reporting Standards.

Sales by therapeutic area

	Three Months Ended September 30, 2006			Three Months Ended September 30, 2005
	$ million	% of sales	% change $	$ million	% of sales
Neurology	375.7	60.7%	16.7%	321.9	56.3%
Reproductive Health	150.6	24.3%	(1.4)%	152.8	26.7%
Growth & Metabolism	70.2	11.3%	1.8%	69.0	12.1%
Dermatology	18.1	2.9%	80.6%	10.0	1.8%
Others	4.5	0.8%	(74.6)%	17.8	3.1%

Total sales (US$ million)	$619.2	100%	8.4%	$571.5	100%

Sales by geographic region

	Three Months Ended September 30, 2006			Three Months Ended September 30, 2005
	$ million	% of sales	% change $	$ million	% of sales
Western Europe	265.9	42.9%	10.4%	241.0	42.2%
North America	232.1	37.5%	7.5%	215.9	37.8%
Latin America	35.3	5.7%	13.1%	31.2	5.5%
Others	85.8	13.9%	3.0%	83.3	14.5%

Total sales (US$ million)	$619.2	100%	8.4%	$571.5	100%

Sales by therapeutic area

	Nine Months Ended September 30, 2006			Nine Months Ended September 30, 2005
	$ million	% of sales	% change $	$ million	% of sales
Neurology	1’071.9	58.2%	12.6%	951.5	54.9%
Reproductive Health	488.1	26.5%	(2.0)%	498.1	28.7%
Growth & Metabolism	207.6	11.3%	0.5%	206.5	11.9%
Dermatology	48.7	2.6%	123.0%	21.8	1.3%
Others	26.5	1.4%	(53.1)%	56.4	3.2%

Total sales (US$ million)	$1’842.7	100%	6.2%	$1’734.4	100%

Sales by geographic region

	Nine Months Ended September 30, 2006			Nine Months Ended September 30, 2005
	$ million	% of sales	% change $	$ million	% of sales
Western Europe	820.8	44.5%	4.8%	783.5	45.2%
North America	667.0	36.2%	8.0%	617.4	35.6%
Latin America	101.1	5.5%	8.6%	93.1	5.4%
Others	253.8	13.8%	5.6%	240.4	13.8%

Total sales (US$ million)	$1’842.7	100%	6.2%	$1’734.4	100%

– more –

TOP TEN PRODUCTS

		Three Months Ended September 30, 2006			Three Months Ended September 30, 2005
	* TA	$ million	% of sales	% change $	$ million	% of sales

Rebif®	MS	374.8	60.5%	18.7%	315.6	55.2%
Gonal-f®	RH	122.8	19.8%	(2.2)%	125.6	22.0%
Saizen®	Growth	50.5	8.2%	(0.7)%	50.8	8.9%
Serostim®	Wasting	19.5	3.2%	9.5%	17.8	3.1%
Raptiva®	Dermatology	18.1	2.9%	80.6%	10.0	1.8%
Ovidrel®	RH	6.7	1.1%	26.9%	5.3	0.9%
Crinone®	RH	6.6	1.1%	16.6%	5.6	1.0%
Cetrotide®	RH	6.1	1.0%	(3.2)%	6.3	1.1%
Novantrone®	MS/Oncology	2.8	0.5%	(84.6)%	18.2	3.2%
Metrodin-HP®	RH	2.6	0.4%	(24.9)%	3.5	0.6%

		Nine Months Ended September 30, 2006			Nine Months Ended September 30, 2005
	* TA	$ million	% of sales	% change $	$ million	% of sales

Rebif®	MS	1’063.3	57.7%	13.8%	934.4	53.9%
Gonal-f®	RH	401.2	21.8%	(3.0)%	413.5	23.8%
Saizen®	Growth	154.2	8.4%	1.3%	152.2	8.8%
Serostim®	Wasting	52.6	2.9%	(1.4)%	53.4	3.1%
Raptiva®	Dermatology	48.7	2.6%	123.0%	21.8	1.3%
Novantrone®	MS/Oncology	25.6	1.4%	(51.1)%	52.5	3.0%
Ovidrel®	RH	20.6	1.1%	19.0%	17.3	1.0%
Cetrotide®	RH	19.7	1.1%	5.2%	18.7	1.1%
Crinone®	RH	19.5	1.1%	9.8%	17.7	1.0%
Metrodin-HP®	RH	8.9	0.5%	(17.6)%	10.8	0.6%

* Therapeutic Areas

RH	= Reproductive Health	Wasting	= AIDS Wasting
MS	= Multiple Sclerosis	Growth	= Growth Retardation
Oncology	= Oncology	Dermatology	= Dermatology

– more –

Third Quarter Consolidated Income Statements (unaudited)

		% of			% of
Three months September 30	2006	Revenues	% change	2005	Revenues
	US$’000			US$’000

Revenues
Product sales	619,205		8.4%	571,472
Royalty and license income	79,849		19.4%	66,851
Total Revenues	699,054	100.0%	9.5%	638,323	100.0%
Operating Expenses
Cost of product sales	(70,384)			(64,866)
% of Sales	11.4%			11.4%
Selling, general and administrative	(226,072)	32.3%	12.3%	(201,307)	31.5%
Research and development	(141,316)	20.2%	(3.8)%	(146,863)	23.0%
Other operating expense, net	(61,679)	8.8%	(6.4)%	(65,877)	10.3%
Total Operating Expenses	(499,451)	71.4%	4.3%	(478,913)	75.0%
Operating Income	199,603	28.6%	25.2%	159,410	25.0%
Financial income	23,164			17,251
Financial expense	(19,727)			(5,861)
Foreign currency (loss) / gain, net	(2,660)			2,285
Share of (loss) / profit of associates	(32)			26
Income Before Taxes	200,348	28.7%	15.7%	173,111	27.1%
Taxes	(29,736)			(30,724)
Net Income	170,612	24.4%	19.8%	142,387	22.3%
Attributable to:
Minority interest	57			18
Equity holders of Serono S.A.	170,555	24.4%	19.8%	142,369	22.3%

Three months September 30		% change

Basic Earnings per Share
- Bearer shares	11.64	19.1%	9.77
- Registered shares	4.66	19.1%	3.91
- American depositary shares	0.29	19.1%	0.24

Diluted Earnings per Share
- Bearer shares	11.62	19.7%	9.70
- Registered shares	4.65	19.7%	3.88
- American depositary shares	0.29	19.7%	0.24

Quarterly Basic Earnings per Share is calculated in accordance with IAS 33 - “Earnings per Share” by dividing the Net Income attributable to bearer equity holders of Serono S.A., $170.6 million for the three months ended September 30, 2006 (September 30, 2005: $142.4 million), by the weighted average number of shares outstanding during the period presented. This is 10,249,330 bearer shares (2005: 10,166,799) and 11,013,040 registered shares (2005: 11,013,040). The total weighted average number of bearer shares is 14,654,546 (September 30, 2005: 14,572,015) for the three months ended September 30, 2006. As each American depositary share represents ownership interest in one fortieth of bearer share, Basic and Diluted Earnings per American depositary share is calculated as one fortieth of the Basic and Diluted Earnings per bearer share.

For quarterly Diluted Earnings per Share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. The number of bearer shares used to calculate the Diluted Earnings per Share for the three months ended September 30, 2006 was 10,277,741 (September 30, 2005: 10,624,369). The effect of the convertible bond was excluded from the calculation of Diluted Earnings per Share for the three months ended September 30, 2006 as it was anti-dilutive.

The accompanying selected explanatory notes form an integral part of these financial statements.

– more –

Consolidated Income Statements (unaudited)

		% of			% of
Nine months ended September 30	2006	Revenues	% change	2005	Revenues
	US$’000			US$’000

Revenues
Product sales	1,842,736		6.2%	1,734,372
Royalty and license income	222,960		22.4%	182,088
Total Revenues	2,065,696	100.0%	7.8%	1,916,460	100.0%

Operating Expenses
Cost of product sales	(213,015)			(198,861)
% of Sales	11.6%			11.5%
Selling, general and administrative	(671,308)	32.5%	5.2%	(638,422)	33.3%
Research and development	(394,593)	19.1%	(12.1)%	(448,922)	23.4%
Other operating expense, net	(184,195)	8.9%	(80.0)%	(920,612)	48.0%
Total Operating Expenses	(1,463,111)	70.8%	(33.7)%	(2,206,817)	115.2%
Operating Income / (Loss)	602,585	29.2%	307.5%	(290,357)	(15.2)%

Financial income	65,587			73,042
Financial expense	(32,145)			(26,457)
Foreign currency (loss) / gain, net	(6,149)			4,531
Share of (loss) / profit of associates	(616)			52
Income / (Loss) Before Taxes	629,262	30.5%	363.1%	(239,189)	(12.5)%
Taxes	(89,355)			(10,290)
Net Income / (Loss)	539,907	26.1%	316.4%	(249,479)	(13.0)%
Attributable to:
Minority interest	176			778
Equity holders of Serono S.A.	539,731	26.1%	315.7%	(250,257)	(13.1)%

Nine months ended September 30	2006	% change	2005
	US$		US$

Basic Earnings / (Loss) per Share
- Bearer shares	36.85	314.5%	(17.18)
- Registered shares	14.74	314.5%	(6.87)
- American depositary shares	0.92	314.5%	(0.43)

Diluted Earnings / (Loss) per Share
- Bearer shares	36.77	314.0%	(17.18)
- Registered shares	14.71	314.0%	(6.87)
- American depositary shares	0.92	314.0%	(0.43)

Basic Earnings / (Loss) per Share is calculated in accordance with IAS 33 - “Earnings per Share” by dividing the Net Income / (Loss) attributable to bearer equity holders of Serono S.A., $539.7 million for the nine months ended September 30, 2006 (September 30, 2005: net loss of $250.3 million), by the weighted average number of shares outstanding during the period presented, being 10,241,279 bearer shares (2005: 10,160,991) and 11,013,040 registered shares (2005: 11,013,040). The total weighted average number of bearer shares is 14,646,495 (September 30, 2005: 14,566,207) for the nine months ended September 30, 2006. As each American depositary share represents ownership interest in one fortieth of bearer share, Basic and Diluted Earnings / (Loss) per American depositary share is calculated as one fortieth of the Basic and Diluted Earnings / (Loss) per bearer share.

For Diluted Earnings / (Loss) per Share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. The number of bearer shares used to calculate the Diluted Earnings per Share for the nine months ended September 30, 2006 was 10,274,378. The effect of the convertible bond was excluded from the calculation of Diluted Earnings / (Loss) per Share for the nine months ended September 30, 2006 and 2005 as they were anti-dilutive. The effect of outstanding stock options was excluded from the calculation of Diluted Loss per Share for the nine months ended September 30, 2005 as they were anti-dilutive.

The accompanying selected explanatory notes form an integral part of these financial statements.

– more –

Adjusted net income and adjusted earnings per share

		% of			% of
Nine months ended September 30	2006	Revenues	% change	2005	Revenues
	US$’000			US$’000

Net Income / (Loss) as reported	539,907	26.1%	316.4%	(249,479)	(13.0)%
Gain on sale of investment in Zymogenetics	(8,365)			—
Revised carrying value of convertible bond	12,972			—
Litigation expense and related costs	—			725,000
Tax impact on litigation expense and related costs	—			(64,525)
Provision for R&D site transfer	—			18,316
Tax impact on provision for R&D site transfer	—			(1,758)
Gain on sale of investment in Celgene	—			(29,963)
Tax impact on gain on sale of investment in Celgene	—			1,439
Impairment loss on investment in CancerVax	—			8,440
Adjusted Net Income	544,514	26.4%	33.6%	407,470	21.3%
Attributable to:
Minority interest	176			778
Equity holders of Serono S.A.	544,338	26.4%	33.8%	406,692	21.2%

		Adjusted basis
Nine months ended September 30	Adjusted basis 2006	% change	Adjsuted basis 2005
	US$		US$

Basic Earnings per Share
- Bearer shares	37.17	33.1%	27.92
- Registered shares	14.87	33.1%	11.17
- American depositary shares	0.93	33.1%	0.70

Diluted Earnings per Share
- Bearer shares	37.08	33.4%	27.81
- Registered shares	14.83	33.4%	11.12
- American depositary shares	0.93	33.4%	0.70

		% of			% of
Three months September 30	2006	Revenues	% change	2005	Revenues
	US$’000			US$’000

Net Income / (Loss) as reported	170,612	24.4%	19.8%	142,387	22.3%
Revised carrying value of convertible bond	12,972			—
Provision for R&D site transfer	—			18,316
Tax impact on provision for R&D site transfer	—			(1,758)
Adjusted Net Income	183,584	26.3%	15.5%	158,945	24.9%
Attributable to:
Minority interest	57			18
Equity holders of Serono S.A.	183,527	26.3%	15.5%	158,927	24.9%

		Adjusted basis
Three months September 30	Adjusted basis 2006	% change	Adjsuted basis 2005
	US$		US$

Basic Earnings per Share
- Bearer shares	12.52	14.8%	10.91
- Registered shares	5.01	14.8%	4.36
- American depositary shares	0.31	14.8%	0.27

Diluted Earnings per Share
- Bearer shares	12.50	15.7%	10.80
- Registered shares	5.00	15.7%	4.32
- American depositary shares	0.31	15.7%	0.27

Adjusted net income and adjusted earnings per share are Non-IFRS financial measures and are not and should not be viewed as a substitute for IFRS reported net income and earnings per share. Non-IFRS financial measures are not standardized by IFRS and, therefore, have limits in its usefulness to investors and may not be comparable with the calculation of similar measures for other companies. Adjusted net income and adjusted earnings per share are an alternative view of performance used by management as they exclude those non-recurring, non-operational activities and transactions that are not necessarily relevant to understand the comparative operating performance of the company’s underlying business for the period.

– more –

Consolidated Balance Sheets (unaudited)

As of	September 30, 2006	December 31, 2005
	US$’000	US$’000

Assets
Current Assets
Cash and cash equivalents	1,361,927	358,853
Short-term available-for-sale financial assets	397,524	565,545
Trade accounts receivable	467,550	402,358
Inventories	242,601	248,476
Prepaid expenses and other current assets	252,682	199,189
Total Current Assets	2,722,284	1,774,421

Non-Current Assets
Tangible fixed assets	819,691	746,430
Intangible assets	345,474	341,382
Deferred tax assets	222,427	224,779
Investments in associates	5,113	5,446
Long-term available-for-sale financial assets	471,011	736,543
Other long-term assets	55,498	92,234
Total Non-Current Assets	1,919,214	2,146,814
Non-current assets classified as held for sale	12,634	—
Total Assets	4,654,132	3,921,235

Liabilities
Current Liabilities
Trade and other payables	386,252	343,525
Short-term financial debts	753,021	28,604
Income taxes	119,391	97,797
Deferred income - current	22,291	34,111
Provisions - current	35,529	29,291
Other current liabilities	165,514	183,396
Total Current Liabilities	1,481,998	716,724

Non-Current Liabilities
Long-term financial debts	16,923	635,039
Deferred tax liabilities	18,253	18,316
Deferred income - non-current	111,229	123,142
Provisions - non-current	126,803	108,607
Other long-term liabilities	134,968	148,465
Total Non-Current Liabilities	408,176	1,033,569
Total Liabilities	1,890,174	1,750,293

Shareholders’ Equity
Share capital	236,720	235,555
Share premium	533,982	500,605
Treasury shares	(369,898)	(372,724)
Retained earnings	2,270,311	1,803,929
Fair value and other reserves	70,012	14,654
Cumulative foreign currency translation adjustments	21,867	(11,988)
Total Shareholders’ Equity attributable to equity holders of Serono S.A.	2,762,994	2,170,031
Minority Interests	964	911
Total Shareholders’ Equity	2,763,958	2,170,942

Total Liabilities and Shareholders’ Equity	4,654,132	3,921,235

The accompanying selected explanatory notes form an integral part of these financial statements.

– more –

Consolidated Statements of Changes in Equity (unaudited)

							Total Shareholders’
						Cumulative foreign	Equity attributable to
	Share	Share	Treasury		Fair value and other	currency translation	equity holders of		Total Shareholders’
	capital	premium	shares	Retained earnings	reserves	adjustments	Serono S.A.	Minority interests	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2005
As previously reported	254,420	1,023,125	(987,489)	2,064,499	23,482	69,841	2,447,878	3,343	2,451,221
Effect of adoptiong revised IAS 39 - “Financial Instruments: Recognition and Measurement”	—	—	—	(28,547)	33,347	(2,245)	2,555	—	2,555
Effect of adopting IFRS 2 - “Share-Based Payment”	—	15,875	—	(15,527)	—	(348)	—	—	—
Balance as of January 1, 2005 as restated	254,420	1,039,000	(987,489)	2,020,425	56,829	67,248	2,450,433	3,343	2,453,776
Fair value adjustments on available-for-sale investments taken to equity	—	—	—	—	(19,058)	—	(19,058)	—	(19,058)
Transferred to income statement on sale of available-for-sale investments	—	—	—	—	(31,945)	—	(31,945)	—	(31,945)
Transferred to income statement for impairment of available-for-sale investments	—	—	—	—	8,486	—	8,486	—	8,486
Fair value adjustments on cash flow hedge taken to equity	—	—	—	—	(9,180)	—	(9,180)	—	(9,180)
Transferred to income statements on fair value loss on interest rate swaps	—	—	—	—	89	—	89	—	89
Foreign currency translation effect	—	—	—	—	—	(61,936)	(61,936)	—	(61,936)
Net (loss) / income recognized directly in equity	—	—	—	—	(51,608)	(61,936)	(113,544)	—	(113,544)
Net (loss) / income	—	—	—	(250,257)	—	—	(250,257)	778	(249,479)
Total recognized income and expense	—	—	—	(250,257)	(51,608)	(61,936)	(363,801)	778	(363,023)
Issue of share capital	705	20,337	3,281	—	—	—	24,323	—	24,323
Issue of call options on Serono shares	—	262	—	—	—	—	262	—	262
Share-based compensation	—	14,290	—	—	—	—	14,290	—	14,290
Cancellation of treasury shares	(20,001)	(591,338)	611,339	—	—	—	—	—	—
Dividend - bearer shares	—	—	—	(76,992)	—	—	(76,992)	—	(76,992)
Dividend - registered shares	—	—	—	(33,390)	—	—	(33,390)	—	(33,390)
Purchase of minorities	—	—	—	—	—	—	—	(3,152)	(3,152)
Balance as of September 30, 2005	235,124	482,551	(372,869)	1,659,786	5,221	5,312	2,015,125	969	2,016,094

The accompanying selected explanatory notes form an integral part of these financial statements.

– more –

Consolidated Statements of Changes in Equity (unaudited)

							Total Shareholders’
						Cumulative foreign	Equity attributable to
	Share	Share	Treasury		Fair value and other	currency translation	equity holders of		Total Shareholders’
	capital	premium	shares	Retained earnings	reserves	adjustments	Serono S.A.	Minority interests	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2006	235,555	500,605	(372,724)	1,803,929	14,654	(11,988)	2,170,031	911	2,170,942
Fair value adjustments on available-for-sale investments taken to equity	—	—	—	—	60,998	—	60,998	—	60,998
Transferred to income statement on sale of available-for-sale investments	—	—	—	—	(8,582)	—	(8,582)	—	(8,582)
Transferred to income statement for impairment of available-for-sale investments	—	—	—	—	827	—	827	—	827
Fair value adjustments on cash flow hedge taken to equity	—	—	—	—	2,207	—	2,207	—	2,207
Transferred to income statements on fair value gain on interest rate swaps	—	—	—	—	(94)	—	(94)	—	(94)
Serono share of equity recognized by associated companies	—	—	—	—	2	—	2	—	2
Foreign currency translation effect	—	—	—	—	—	33,855	33,855	—	33,855
Net income recognized directly in equity	—	—	—	—	55,358	33,855	89,213	—	89,213
Net income	—	—	—	539,731	—	—	539,731	176	539,907
Total recognized income and expense	—	—	—	539,731	55,358	33,855	628,944	176	629,120
Issue of share capital	1,165	33,377	2,826	—	—	—	37,368	—	37,368
Share-based compensation	—	—	—	43,737	—	—	43,737	—	43,737
Dividend - bearer shares	—	—	—	(35,224)	—	—	(35,224)	—	(35,224)
Dividend - registered shares	—	—	—	(81,862)	—	—	(81,862)	—	(81,862)
Purchase of minorities	—	—	—	—	—	—	—	(123)	(123)
Balance as of September 30, 2006	236,720	533,982	(369,898)	2,270,311	70,012	21,867	2,762,994	964	2,763,958

The accompanying selected explanatory notes form an integral part of these financial statements.

– more –

Consolidated Statements of Cash Flows (unaudited)

Nine months ended September 30	2006	2005
	US$’000	US$’000

Net Income / (Loss)	539,907	(249,479)
Reversal of non-cash items
Taxes	89,355	10,290
Depreciation and amortization	95,554	100,911
Interest income	(56,400)	(41,070)
Interest expense	12,322	12,751
Unrealized foreign currency exchange results	(4,000)	1,190
Legal provision	—	725,000
Share of loss / (profit) of associates	616	(52)
Other non-cash items	72,668	(4,520)
Operating Cash Flows Before Working Capital Changes	750,022	555,021

Working capital changes
Trade and other payables, other current liabilities and deferred income	(15,985)	(65,911)
Trade accounts receivable and other receivables	(22,040)	33,072
Inventories	25,975	5,806
Prepaid expenses and other current assets	(47,493)	(1,548)
Taxes paid	(67,734)	(86,954)
Net Cash Flows From Operating Activities	622,745	439,486

Purchase of tangible fixed assets	(114,716)	(107,427)
Proceeds from disposal of tangible fixed assets	2,326	2,374
Purchase of intangible assets	(18,368)	(82,564)
Proceeds from disposal of intangibles	400	—
Purchase of available-for-sale financial assets	—	(248,508)
Proceeds from sale of available-for-sale financial assets	485,826	685,182
Purchase of investments in associates	—	(4,721)
Interest received	65,339	77,308
Net Cash Flows From Investing Activities	420,807	321,644

Proceeds from issue of Serono shares	11,218	11,055
Proceeds from exercise of options on Serono shares	20,447	6,418
Proceeds from issue of call options on Serono shares	—	261
Proceeds from issue of financial debts	58,451	60,740
Repayments of financial debt	(6,588)	(6,966)
Other non-current liabilities	(3,819)	(12,419)
Interest paid	(4,433)	(3,046)
Dividends paid	(117,086)	(110,382)
Net Cash Flows Used For Financing Activities	(41,810)	(54,339)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,332	(1,461)
Net Increase in Cash and Cash Equivalents	1,003,074	705,330

Cash and Cash Equivalents at the Beginning of Period	358,853	275,979
Cash and Cash Equivalents at the End of Period	1,361,927	981,309

The accompanying selected explanatory notes form an integral part of these financial statements.

– more –

Selected explanatory notes to the interim financial report for the nine months ended September 30, 2006 (unaudited)

1. Basis of Preparation

This unaudited interim financial report of the Serono group (“group” or “Serono”) has been prepared in accordance with IAS 34 - “Interim Financial Reporting” and in accordance with the accounting policies set out in the Serono 2005 Annual Report, with the exception of the following new International Financial Reporting Standards adopted by the group:

IAS 19 (Amended), “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures”

The group has adopted the amendments to IAS 19, which introduces the option of an alternative recognition approach for actuarial gains and losses for defined benefit pension plans. The group has elected not to apply the option of recognizing actuarial gains and losses arising on its defined benefit plans in full in the statement of recognized income and expense and continues to recognize the amortization of actuarial gains and losses outside the corridor in the income statement.

The following amendments have been adopted by the group and have had no effect on these consolidated financial statements: IAS 39 (Amended), “Cash Flow Hedge Accounting of Forecast Intragroup Transactions”; IAS 39 (Amended), “The Fair Value Option”; IAS 39 and IFRS 4 (Amended), and “Financial Guarantee Contracts”.

These consolidated financial statements were approved for issuance on October 17, 2006 by Serono S.A.’s Board of Directors.

2. Segment information – geographical segments

			Middle East,
			Africa and	Asia-Pacific,
	Western	North	Eastern	Oceania	Latin
Nine months ended September 30, 2006	Europe	America	Europe	and Japan	America	Unallocated	Total
	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Product sales to third parties	820,836	667,037	148,211	105,589	101,063	—	1,842,736
Royalty and license income	175,734	2,707	44,519	—	—	—	222,960
Total revenues	996,570	669,744	192,730	105,589	101,063	—	2,065,696
Operating income	562,692	329,175	56,418	38,571	56,315	(137,750)	905,421
Impairment losses on tangible and intangible assets	(576)	—	—	—	—	—	(576)
Corporate research and development expenses	—	—	—	—	—	(302,260)	(302,260)
Operating income							602,585

– more –

Selected explanatory notes to the interim financial report for the nine months ended September 30, 2006 (unaudited)

			Middle East,
			Africa and	Asia-Pacific,
	Western	North	Eastern	Oceania	Latin
Nine months ended September 30, 2005	Europe	America	Europe	and Japan	America	Unallocated	Total
	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Product sales to third parties	783,472	617,376	139,550	100,874	93,100	—	1,734,372
Royalty and license income	154,052	1,358	26,678	—	—	—	182,088
Total revenues	937,524	618,734	166,228	100,874	93,100	—	1,916,460
Operating (loss) / income	(316,351)	322,470	43,753	31,252	49,761	(75,310)	55,575
Corporate research and development expenses	—	—	—	—	—	(345,932)	(345,932)
Operating loss							(290,357)

Unallocated items represent income and expenses of corporate coordination functions, which are not directly attributable to specific geographical segments. Product sales to third parties are allocated to the geographical segments based on the country in which the customer is located. Royalty and license income is allocated to the geographical segments based on the country that receives the royalty. Operating income / (loss) is allocated to the geographical segments as recorded by the legal entities in the respective regions. There are no sales or other transactions between the geographical segments.

3.     Financial income and expense

Nine months ended September 30	2006	2005
	US$000	US$000
Interest income	56,400	41,070
Other financial income	511	27
Fair value gain on interest rate swaps	94	—
Realized gains on disposal of available-for-sale financial assets	8,582	31,945
Financial income	65,587	73,042

Nine months ended September 30	2006	2005
	US$000	US$000
Interest expense	(12,322)	(12,751)
Other financial expense	(18,996)	(5,131)
Fair value loss on interest rate swaps	—	(89)
Impairment losses on available-for-sale financial assets	(827)	(8,486)
Financial expense	(32,145)	(26,457)

During the nine months ended September 30, 2006, the group recognized a realized gain of $8.4 million (2005: $30.0 million) on partial disposal of an available-for-sale equity investment and impairment losses of $0.8 million (2005: $8.4 million) on its available-for-sale equity investments.

Other financial expense includes a $13.0 million charge relating to the revised carrying value of the 120,000 0.50% senior unsubordinated convertible bonds which was adjusted to reflect revised estimated cash flows due to the announced change of control, giving bondholders the right to put the bonds for cash.

– more –

Selected explanatory notes to the interim financial report for the nine months ended September 30, 2006 (unaudited)

4.     Taxes

The effective income tax rate for the nine months ended September 30, 2006 is 12.9% (2005: 12.4%). The effective income tax rate is calculated by dividing the income tax expense by the income / (loss) before taxes reduced by capital and other taxes, both without the tax impact of the litigation and related costs. Taxes recognized for the nine months ended September 30, 2005 included $64.5 million in deferred tax income from the recognition of the litigation expense and related costs as disclosed in note 11 concerning legal proceedings.

Nine months ended September 30	2006	2005
	US$000	US$000
Income tax expense without tax impact for the litigation expense and related costs	79,795	58,186
Capital and other taxes	9,560	16,629
Total tax expense	89,355	74,815
Deferred tax income from litigation expense and related costs	—	(64,525)
Total taxes	89,355	10,290

5.     Earnings / (loss) per share

Basic earnings / (loss) per share

Basic earnings / (loss) per share is calculated by dividing the net income /(loss) attributable to equity holders of Serono S.A. by the weighted average number of shares outstanding during the period presented. The number of outstanding shares is calculated by deducting the average number of shares purchased and held as treasury shares from the total number of issued shares.

Nine months ended September 30	2006	2005
	US$000	US$000
Net income / (loss) attributable to bearer equity holders of Serono S.A.	377,396	(174,572)
Net income / (loss) attributable to registered equity holders of Serono S.A.	162,335	(75,685)
Total net income / (loss) attributable to the equity holders of Serono S.A.	539,731	(250,257)

Weighted average number of bearer shares outstanding	10,241,279	10,160,991
Weighted average number of registered shares outstanding	11,013,040	11,013,040

Nine months ended September 30	2006	2005
	US$	US$
Basic earnings / (loss) per share
Bearer shares	36.85	(17.18)
Registered shares	14.74	(6.87)
American depositary shares	0.92	(0.43)

Basis earnings per share for the three months ended September 30, 2006 was $11.64 compared to $9.77 for the three months ended September 30, 2005.

– more –

Selected explanatory notes to the interim financial report for the nine months ended September 30, 2006 (unaudited)

Diluted earnings / (loss) per share

For diluted earnings / (loss) per share, the weighted average number of bearer shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. For stock options, a calculation is made to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. For the convertible bond, the number of shares into which the bond is assumed to be fully convertible is added to the denominator. The numerator is increased by eliminating the interest expense, net of tax that would not be incurred if the bond were converted. The effect of the convertible bond was excluded from the calculation of diluted earning per share for the nine months ended September 30, 2006 and 2005, as it was anti-dilutive. The effect of the outstanding stock options were excluded from the calculation of diluted earning per share for the nine months ended September 30, 2005, as they were anti-dilutive.

Nine months ended September 30	2006	2005
	US$000	US$000
Net income / (loss) attributable to the equity holders of Serono S.A. for basic earnings / (loss) per share	539,731	(250,257)
Interest expense on convertible bond	—	—
Net income / (loss) attributable to the equity holders of Serono S.A. for dilutive earnings / (loss) per share	539,731	(250,257)

Weighted average number of bearer shares outstanding for basic earnings / (loss) per share	10,241,279	10,160,991
Adjustment for dilutive stock options	33,099	—
Adjustment for assumed conversion of convertible bond	—	—
Weighted average number of bearer shares outstanding for dilutive earnings / (loss) per share	10,274,378	10,160,991

Nine months ended September 30	2006	2005
	US$	US$
Diluted earnings / (loss) per share
Bearer shares	36.77	(17.18)
Registered shares	14.71	(6.87)
American depositary shares	0.92	(0.43)

Fully diluted earnings per share for the three months ended September 30, 2006 was $11.62 compared to $9.70 for the three months ended September 30, 2005. Fully diluted earnings per share for the three months ended September 30, 2006 includes the dilutive impact of outstanding stock options that would result in the issuance of an additional 28,412 bearer shares. Fully diluted earnings per share for the three months ended September 30, 2005 includes the dilutive impact of outstanding stock options and the conversion of the convertible bond that would result in the issuance of an additional 457,570 bearer shares. The effect of the convertible bond was excluded from the calculation of Diluted Earnings per Share for the three months ended September 30, 2006 as it was anti-dilutive.

– more –

Selected explanatory notes to the interim financial report for the nine months ended September 30, 2006 (unaudited)

6.     Share capital

	As of September 30, 2006
Class of shares	Number of shares	Nominal value	CHF000	US$000
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	10,891,790	CHF25	272,295	167,935
Total				236,720
Authorized share capital – bearer	9,018,860	CHF25	225,472	179,601
Conditional share capital – bearer for options and/or convertible bonds	1,452,000	CHF25	36,300	28,915
Conditional share capital – bearer for stock options	610,601	CHF25	15,265	12,159

	As of December 31, 2005
Class of shares	Number of shares	Nominal value	CHF000	US$000
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	10,832,507	CHF25	270,813	166,770
Total			380,943	235,555
Authorized share capital – bearer	1,400,000	CHF25	35,000	26,553
Conditional share capital – bearer for options and/or convertible bonds	1,452,000	CHF25	36,300	27,540
Conditional share capital – bearer for stock options	669,884	CHF25	16,747	12,705

Registered shares have a nominal value of CHF10 each and bearer shares have a nominal value of CHF25 each. Registered and bearer shares participate in dividends in proportion to their nominal value. Each share entitles the holder to one vote. The authorized share capital may be used by Serono S.A. or its affiliates to finance research and development projects and acquire interests in other companies.

The shareholders at the Annual General Meeting of Shareholders on April 25, 2006 authorized an increase in share capital by a maximum amount of CHF190,471,500 through the issuance of a maximum of 7,618,860 new bearer shares, each with a par value of CHF25, until April 25, 2008. The Board of Directors may proceed to increase the share capital all at once or in installments.

7.     Treasury shares

There were 641,470 treasury shares held by the group as of January 1, 2006. During the nine months ended September 30, 2006, no additional treasury shares were acquired (none in 2005). During the nine months ended September 30, 2006, 5,392 treasury shares were granted to employees (6,221 shares in 2005) as part of the Employee Share Purchase Plan. In addition, 29 treasury shares were issued as part of the Stock Grant Plan, 233 treasury shares were issued as part of the Restricted Share Plan and no additional treasury shares (988 shares in 2005) were issued upon the exercise of stock options as part of the Director Stock Option Plan. The total number of treasury shares held as of September 30, 2006 is 635,816.

– more –

Selected explanatory notes to the interim financial report for the nine months ended September 30, 2006 (unaudited)

8. Distribution of earnings

The proposed gross dividend in respect of 2005 of CHF4.00 gross (2005: CHF3.60) per registered share, CHF10.00 gross (2005: CHF9.00) per bearer share or CHF0.25 gross (2004: CHF0.23) per American depositary share, was approved by shareholders at the Serono Annual General Meeting held on April 25, 2006. The dividend equivalent to $117.1 million was subsequently paid on April 28, 2006 and has been accounted for as an appropriation of retained earnings in the nine months ended September 30, 2006.

9. Equity compensation plans

Employee Stock Option Plan

Stock options are granted to senior management members of Serono S.A. and its affiliates. Each stock option gives the holder the right to purchase one bearer share or one American depositary share (“ADS”) of Serono S.A. stock, depending on which affiliate employs the holder. Stock options are granted every plan year and vest as follows: 25% one year after date of grant, 50% after two years, 75% after three years and 100% after four years. Options expire six years after the fourth and final vesting date such that each option has a 10-year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share or American depositary shares on the date of grant. Movements in the number of employee bearer stock options and ADS stock options outstanding are as follows:

	2006		2005
		Weighted		Weighted
		average		average
	Bearer	exercise	Bearer	exercise
	options	price CHF	options	price CHF
Outstanding as of January 1	382,692	984	346,486	995
Granted	104,620	916	92,625	858
Exercised	(32,388)	721	(11,130)	631
Cancelled	(31,691)	1,098	(19,827)	1,103
Outstanding as of September 30	423,233	979	408,154	968

	2006		2005
		Weighted		Weighted
		average		average
	ADS	exercise	ADS	exercise
	options	price US$	options	price US$
Outstanding as of January 1	1,791,150	16.52	1,066,800	15.54
Granted	902,720	17.49	979,000	17.46
Exercised	(127,650)	15.86	(14,550)	15.55
Cancelled	(229,990)	17.02	(196,450)	16.00
Outstanding as of September 30	2,336,230	16.88	1,834,800	16.52

During the nine months ended September 30, 2006, 32,388 bearer stock options (2005: 11,130 bearer stock options) were exercised yielding proceeds of CHF23.4 million or $18.4 million (2005: CHF7.0 million or $5.7 million) and 127,650 ADS options (2005: 14,550 options) were exercised yielding proceeds of $2.0 million (2005: $0.2 million). Bearer and ADS stock options cancelled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the group. The total number of bearer and ADS stock options available for grant as of September 30, 2006 is 102,922 options (2005: 216,383 options).

Director Stock Option Plan

Stock options are granted to members of the Board of Directors of Serono S.A. Each stock option gives the holder the right to purchase one bearer share of Serono S.A. stock. Stock options are granted every plan year and vest beginning

– more –

Selected explanatory notes to the interim financial report for the nine months ended September 30, 2006 (unaudited)

one year after their grant rateably over four years. Each option has a 10-year duration. The exercise price is equal to the fair market value of the underlying Serono S.A. bearer share on the date of grant. There were 5,200 options granted (2005: 5,200) to directors during the nine months ended September 30, 2006. No director stock options were cancelled or exercised (1,320 option were exercised in 2005, yielding total proceeds of CHF0.7 million or $0.5 million) during the nine months ended September 30, 2006. There are 27,000 director stock options outstanding as of September 30, 2006 (2005: 23,850 director stock options) with a weighted average exercise price of CHF798 (2005: CHF771).

A total compensation expense of $17.2 million (2005: $13.8 million) has been recognized for the nine months ended September 30, 2006 arising on share-based payment transactions related to stock options. The compensation expense in 2006 has been charged to the appropriate income statement headings as follows: cost of product sales $1.3 million, selling, general and administrative $9.2 million and research and development $6.7 million.

Employee Share Purchase Plan

The group has an Employee Share Purchase Plan (“ESPP”) covering substantially all of its employees. The ESPP is designed to allow employees to purchase every calendar year bearer shares or American depositary shares at 85% of the lower of the average market values in the 10 days preceding the beginning and end of the calendar year. Shares purchased under the ESPP are granted in January of the following calendar year. Purchases under the ESPP are subject to certain restrictions and may not exceed 15% of the employee’s annual salary. During the nine months ended September 30, 2006, 21,904 bearer shares (2005: 20,940 bearer shares) were issued to employees at a price of CHF630 per share (2005: CHF630 per share). As of September 30, 2006, a total of $8.5 million (2005: $8.5 million) in contributions was held by the group to be used to purchase bearer and American depositary shares on behalf of employees in January 2007.

Shares purchased under the ESPP that are held for one calendar year after the purchase date entitle each participant to receive, on a one-time basis in early January of each year, one matching share for every three shares purchased and held. In January 2006, 5,437 bearer shares (2005: 5,766 bearer shares) were distributed to employees.

The total compensation expense of $6.2 million (2005: $5.6 million) has been recognized for the nine months ended September 30, 2006 arising on share-based payment transactions related to the ESPP discount and matching shares. The compensation expense in 2006 has been charged to the appropriate income statement headings as follows: cost of product sales $1.1 million, selling, general and administrative $3.4 million and research and development $1.7 million.

Director Share Purchase Plan

The group has a share purchase plan reserved for its Board of Directors (the “DSPP”). The DSPP allows board members to purchase Serono S.A. bearer shares through allocation of 50% or 100% of their gross yearly fees. Each cycle commences on the first business day following the Annual General Meeting of Shareholders (the “AGM”) and concludes on the day of the next AGM. Directors must elect to participate in the DSPP at the beginning of each cycle. The purchase price per share is 85% of the fair market value of the share on the fifth business day following the AGM. Shares are purchased at the end of each cycle. There were 1,800 bearer shares issued to the directors that participate in the plan during the first nine months of 2006 (1,348 in 2005).

Restricted Share Plan

The group has a Restricted Share Plan whereby employees may be granted restricted share awards as a result of an award based on certain performance criteria. Shares granted under this plan generally have a three-year vesting period. No shares were granted to employees during the first nine months of 2006 and 2005.

Stock Grant Plan

The group adopted a new Stock Grant Plan effective January 1, 2006, whereby selected employees may be granted restricted share awards at the absolute discretion of the Board of Directors. Shares granted under this plan will vest in three annual installments on the first, second and third anniversaries of the grant date subject to continuous employment from the grant date to the vesting dates. There were 29,388 bearer shares and 797,126 American depositary shares granted to selected employees during the first nine months of 2006. The compensation expense in

– more –

Selected explanatory notes to the interim financial report for the nine months ended September 30, 2006 (unaudited)

2006 of $12.9 million has been charged to the appropriate income statement headings as follows: cost of product sales $0.9 million, selling, general and administrative $7.7 million and research and development $4.3 million.

10. Principal shareholders

As of September 30, 2006, Bertarelli Biotech S.A., a corporation with its principal offices at Chéserex (Vaud), Switzerland, held 56.96% of the capital and 66.89% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli Biotech S.A. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 4.77% of the capital and 8.57% of the voting rights of Serono S.A.

On September 21, 2006, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth agreed to sell all the shares of Bertarelli Biotech S.A. and all the registered shares of Serono S.A. that they hold to a subsidiary of Merck KGaA, a German company. The sale is subject to conditions precedent usual for this type of transaction, including the receipt of antitrust clearances, and will be consummated on January 3, 2007 at the earliest. After consummation of the sale, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth will hold less than 5% of the voting rights of Serono S.A.

11. Legal proceedings

Serono’s principal US subsidiary, Serono Inc., received a subpoena in 2001 from the US Attorney’s office in Boston, Massachusetts requesting that it produce documents for the period from 1992 forward relating to Serostim. During 2002, Serono Inc. also received subpoenas from the states of California, Florida, Maryland and New York, which mirror the requests in the US Attorney’s subpoena. Other pharmaceutical companies have received similar subpoenas as part of an ongoing, industry-wide investigation by the states and the federal government into sales, marketing and other practices. These investigations seek to determine whether such practices violated any laws, including the Federal False Claims Act or the US Food, Drug and Cosmetic Act or constituted fraud in connection with Medicare and/or Medicaid reimbursement to third parties. Serono cooperated fully with the investigation and agreed to settle this dispute in October 2005. Under the terms of the settlement agreement, approximately $724.9 million was paid as a comprehensive settlement with federal and state governments and to cover related costs. Serono’s US holding company, Serono Holding Inc., also entered into a Corporate Integrity Agreement with the Office of Inspector General of the US Department of Human Health Services in connection with the investigation.

In September 2005, the Government Employees Hospital Association (“GEHA”), a health insurance plan, filed a purported class action on behalf of third party payors and individual consumers against Serono Inc. and Serono International S.A. alleging that Serono Inc. and Serono International S.A. inflated the average wholesale price (AWP) of certain products, and that this inflation caused GEHA to overpay for those products. In November 2005, GEHA filed an amended complaint alleging, in addition to its average wholesale price claims, that Serono illegally promoted and marketed Serostim. In February 2006, GEHA requested (and Serono consented to) permission from the court to file a Second Amended Class Action Complaint which adds another plaintiff, District Council 37 Health & Security Plan Trust (alleged to be a third party payor of prescriptions for its members), does not contain any AWP claims, adds Serono Laboratories, Inc. as a defendant, alleges that Serono illegally promoted and marketed Serostim, and alleges that Serono used improper and inappropriate sales and marketing practices to increase the sales of other Serono products, including Cetrotide, Crinone, Gonal-F, Fertinex, Ovidrel, Pergonal, Profasi, Rebif, and Saizen. In October 2006, GEHA filed a Third Amended Complaint that adds another Plaintiff, Health Net, Inc., and eliminates claims with respect to products other than Serostim. The allegations in the Third Amended Complaint concerning Serostim are drawn from the government investigation of Serostim discussed above. The Third Amended Complaint alleges eight counts: (1) violation of 18 U.S.C. § 1962(C) (civil RICO); (2) violation of 18 U.S.C. § 1962(C) (civil RICO); (3) violation of 18 U.S.C. § 1962(D) (civil RICO conspiracy); (4) civil conspiracy; (5) violation of the Massachusetts Consumer Protection Act; (6) violation of consumer protection statutes of 44 states and the District of Columbia; (7) common law fraud; and (8) unjust enrichment. The Serono Defendants have not yet filed an answer.

– more –

Selected explanatory notes to the interim financial report for the nine months ended September 30, 2006 (unaudited)

In April 2006, Eugene Francis filed a purported class action on behalf of all persons or entities that paid a portion of the purchase price for Serostim against Serono Inc., Serono Laboratories, Inc., and certain other parties. The allegations of the complaint concern only the sales and marketing of Serostim, and are substantially similar to the allegations concerning Serostim made in the GEHA matter described above. The complaint contains the same eight counts as the GEHA Second Amended Complaint described above. The Serono Defendants have not yet filed an answer. The case has been consolidated with the GEHA case.

The Serono Defendants intend to vigorously defend the GEHA and Francis cases. In October 2006, the GEHA and Francis Plaintiffs made an offer to settle the Serostim portion of the case. The company intends to engage in settlement discussions with the GEHA and Francis Plaintiffs. However, there is no assurance that such discussions will lead to a settlement or the ultimate amount or other terms of any settlement. The final settlement or adjudication of these cases could have a material adverse effect on the operations or financial condition of the company. The company cannot predict the timing of the resolution of these cases or ultimate outcome.

– end –

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	October 19, 2006	By:	/s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer